UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): **March 16, 2011**



United Fire & Casualty Company
(Exact Name of Registrant as Specified in its Charter)

Iowa	001-34257	42-0644327
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

118 Second Avenue, S.E., **Cedar Rapids, Iowa**	**52407**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(319) 399-5700**

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.   Other Events.

As previously disclosed, on November 30, 2010 United Fire & Casualty Company, an Iowa corporation ("United Fire"), Red Oak Acquisition Corp., a Pennsylvania corporation and wholly owned subsidiary of United Fire ("Acquisition Corp.") and Mercer Insurance Group, Inc., a Pennsylvania corporation ("Mercer") entered into an Agreement and Plan of Merger, providing for the merger of Mercer with and into Acquisition Corp., resulting in Mercer becoming a wholly owned subsidiary of United Fire (the "Merger Agreement").

On March 16, 2011, United Fire issued a press release announcing that (i) at the special meeting of Mercer stockholders held on March 16, 2011, Mercer's stockholders voted to approve a proposal to adopt the Merger Agreement, (ii) as of March 9, 2011, United Fire had received the required regulatory approvals from the Pennsylvania Insurance Department, the New Jersey Department of Banking and Insurance, and the California Department of Insurance of United Fire's acquisition of control of Mercer's insurance company subsidiaries located in Pennsylvania, New Jersey and California and (iii) the parties currently anticipate completing the merger prior to the end of March, 2011. Closing the transactions contemplated by the Merger Agreement remains subject to the fulfillment or waiver of certain other customary closing conditions that have not yet been satisfied.

A copy of United Fire's press release is filed as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

Safe Harbor Statement

This communication contains certain statements related to either our future results, or our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact our results or intentions include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the risk that the United Fire and Mercer businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, the failure to satisfy the closing conditions; general economic conditions in the jurisdictions in which United Fire and Mercer do business; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; and the cost of resolution of other contingent liabilities and loss contingencies. Additional information concerning United Fire's business, including factors that potentially could materially affect United Fire's financial results, is contained in United Fire's filings with the Securities and Exchange Commission (the "SEC"). See United Fire's Annual

Report on Form 10-K for the fiscal year ended December 31, 2010. Annual Report to Shareholders for the fiscal year ended December 31, 2009, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to United Fire's business. United Fire does not undertake, and expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits:

Exhibit Number	Description of Exhibit
99.1	Press Release, issued by United Fire on March 16, 2011.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire & Casualty Company

(Registrant)

/s/ Randy A. Ramlo

Randy A. Ramlo, Chief Executive Officer

Date: March 16, 2011

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Press Release, issued by United Fire & Casualty Company on March 16, 2011.

Exhibit 99.1



UNITED FIRE GROUP®

118 Second Avenue SE, PO Box 73909
Cedar Rapids, Iowa 52407-3909
Contacts: Randy A. Ramlo, President/CEO or
Dianne M. Lyons, Vice President/CFO, 319-399-5700

United Fire & Casualty Company announces receipt of state regulatory approvals; Mercer Insurance Group stockholders vote to approve pending acquisition

CEDAR RAPIDS, Iowa – March 16, 2011 – United Fire & Casualty Company (Nasdaq: UFCS) today announced that it has received the required regulatory approvals from the California Department of Insurance, the New Jersey Department of Banking and Insurance and the Pennsylvania Department of Insurance, relating to United Fire's proposed acquisition of Mercer Insurance Group, Inc. (Nasdaq: MIGP), thereby satisfying a condition of closing the transaction.

Also today in Pennington, New Jersey, Mercer Insurance's common stockholders voted overwhelmingly to approve the proposed acquisition of Mercer Insurance by United Fire. "We are very pleased that Mercer Insurance stockholders have approved this acquisition," said Randy A. Ramlo, president and chief executive officer of United Fire. "We feel they are a good, strategic fit with our current operations. We look forward to the company and its employees, agents and policyholders joining United Fire." On November 30, 2010, United Fire and Mercer Insurance announced that they had entered into the acquisition agreement.

The transaction remains subject to the satisfaction of other customary closing conditions. The acquisition is expected to close no later than March 31, 2011.

About United Fire & Casualty Company

Founded in 1946, United Fire & Casualty Company is engaged in the business of writing property and casualty insurance and life insurance and selling annuities. Our company's net premiums written totaled $463.9 million through the year ended December 31, 2010, and our market capitalization was $584.7 million at December 31, 2010.

We are licensed as a property and casualty insurer in 43 states, plus the District of Columbia, and represented by approximately 800 independent agencies. The company's line of products consists of commercial insurance (including surety bonds) and personal insurance. Approximately 91 percent of property and casualty premiums written are commercial in nature.

United Fire is rated A (Excellent) by A.M. Best Company. For the third consecutive year, United Fire was named a "Top 10 Ease of Doing Business Performer" for 2010 in Deep Customer Connections Inc.'s (DCC) eighth annual Ease of Doing Business (EDB) survey. The performance of more than 200 property and casualty carriers was assessed by 7,800 independent agents and brokers. They rated the importance of 11 key factors, ranging from underwriting responsiveness to handling claims promptly to employing effective, user-friendly technology. DCC specializes in helping property and casualty carriers achieve profitable growth by making it easy for their agents to work with them. DCC's EDB Index® is an industry benchmark of carriers' EDB performance. United Fire has also been named one of the most trustworthy publicly traded companies in America by Forbes and Audit Integrity. According to the stringent Audit Integrity standards for transparency and fair governance, less than five percent of the entire U.S. stock market qualifies for the list.

Our subsidiary, United Life Insurance Company, is licensed in 28 states, represented by over 900 independent life agencies, and has been named to the Ward's 50 Life & Health Insurance Companies for five consecutive years (2006-2010).

About Mercer Insurance Group

Mercer Insurance Group, Inc. offers commercial and personal lines of insurance to businesses and individuals principally in New Jersey, Pennsylvania, Arizona, California, Nevada and Oregon through its insurance subsidiaries: Mercer Insurance Company, Mercer Insurance Company of New Jersey, Inc., Financial Pacific Insurance Company and Franklin Insurance Company. Upon announcement of the merger in November 2010, A.M. Best affirmed Mercer Insurance's A (Excellent) group rating with a negative outlook.

On February 23, 2011, Mercer Insurance reported net written premiums of $132.7 million, a GAAP combined ratio of 96.4 percent and net income of $14.7 million, or $2.28 per diluted share, for the year ended December 31, 2010. At December 31, 2010, Mercer Insurance's book value was $27.88 per share.

Disclosure of forward-looking statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will continue," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operating, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December, 31, 2010, filed with the SEC on March 1, 2011. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made.

Additional Information

In connection with the proposed transaction, United Fire and Mercer Insurance have filed certain documents with the Securities and Exchange Commission. **Investors and stockholders are advised to read any relevant documents filed with the SEC as they become available. Those documents contain important information about the merger, United Fire and Mercer Insurance.**

Investors and stockholders may obtain free copies of documents filed by United Fire and Mercer Insurance (when available) at the SEC's website at http://www.sec.gov at United Fire's website at http://www.unitedfiregroup.com, or at Mercer Insurance's website at http://www.mercerins.com. Documents may also be obtained, when available, for free from United Fire by directing such request to United Fire Group, Attn: Investor Relations, 118 Second Avenue SE, P.O. Box 73909, Cedar Rapids, IA 52407-3909.